October 17, 2018

John Butler
President and Chief Executive Officer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

       Re: Akebia Therapeutics, Inc.
           Registration Statement on Form S-4
           Filed October 1, 2018
           File No. 333-227622

Dear Mr. Butler:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Certain U.S. Federal Income Tax Consequences, page 130

1. We note your statement that the merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that the disclosed tax consequences assume that the merger so qualifies. Please revise the disclosure in this section to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence and file a tax opinion as required by Item
       601(b)(8) of Regulation S-K. Please make similar changes throughout your prospectus, including the Questions and Answers and the Summary. Additionally, clearly state that the conclusion is the opinion of counsel and remove statements that assume the material
 John Butler
Akebia Therapeutics, Inc.
October 17, 2018
Page 2
      tax consequences at issue (e.g., "intended to qualify," and "assuming" the merger qualifies, as a reorganization). Refer to Section III of Staff Legal Bulletin No. 19 for
      guidance.
Description of Capital Stock
Anti-Takeover Effects of the Akebia Charter and the Akebia Bylaws
Exclusive Forum, page 166

2. We note that your charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf, subject to certain exceptions. Please revise to clarify whether your exclusive forum provision applies to actions arising under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Butler
                                                             Division of
Corporation Finance
Comapany NameAkebia Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
October 17, 2018 Page 2
cc:       Daniel Rees, Esq.
FirstName LastName